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                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F |X|         Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ]         No |X|


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-      .)

================================================================================

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.



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     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. ("SK Telecom") and its consolidated subsidiaries.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our business outlook and expected performance as well as other statements that are not historical facts. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.



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1.   DIRECTORS AND SENIOR MANAGEMENT - INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     On March 11, 2003, Mr. Tae Won Chey, SK Telecom's non-standing director, who also serves as the chairman and CEO of SK Corporation, and Mr. Kil Seung Son, SK Telecom's Chairman, Chief Executive Officer and Representative Director, who also serves as the representative director of SK Global and a non-standing director of SK Corporation, were indicted on charges of misappropriation under the Korean criminal law by the Seoul District Public Prosecutor's Office. Both Mr. Chey and Mr. Son were indicted for causing improper losses to SK Global in violation of their fiduciary duties, while Mr. Chey's charges also relate to the improper valuation in certain transactions of shares of certain affiliated companies in the SK Group. The indictment also charged Mr. Chey and Mr. Son, as well as certain other executives of companies in the SK Group, with fraudulently inflating reported profits of SK Global. None of the allegations against Mr. Chey or Mr. Son relate to actions taken in capacities in which they directly serve SK Telecom, and SK Telecom has not been implicated in any of the foregoing charges.

     On June 13, 2003, the Seoul District Court found both Mr. Chey and Mr. Son guilty and sentenced Mr. Chey to a prison term of three years and Mr. Son to a three-year prison term which term has been suspended for four years. Mr. Son's sentence will cease to have effect after the four-year suspension period if Mr. Son does not receive any other sentence that involves imprisonment. Both Mr. Chey and Mr. Son have informed SK Telecom that they have appealed the Seoul District Court's decision. In addition, recent press reports have stated that the Seoul District Public Prosecutor's Office has also appealed the Seoul District Court's decision. The appeals are currently pending before the Seoul High Court, which will examine both factual and legal matters. Under our articles of incorporation, a person is disqualified from serving as a member of SK Telecom's board of directors if such person is convicted and sentenced to a term in prison with all available appeals exhausted.

2.   REPORTS TO THE KOREA STOCK EXCHANGE

     The following is a summary of the material matters discussed in SK Telecom's reports to the Korea Stock Exchange ("KSE"), including reports to the KSE pursuant to the Fair Disclosure Rule of Korea ("FD Report to KSE"). The following statements discuss SK Telecom's future business plans and strategies. These reflect management's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by these forward-looking statements. These forward-looking information were based on various factors and were derived utilizing numerous assumptions. Although some of the assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking information are identified below, the discussion is not meant to be an exhaustive list of such assumptions and factors.

     You should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this report. SK Telecom is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this report. SK Telecom provides a detailed discussion of risk factors in periodic SEC filings, including its Form 20-F, and you are encouraged to review these filings.



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(A)  SATELLITE DMB BUSINESS (FD REPORT TO KSE DATED JUNE 23, 2003)

     SK Telecom plans to enter into the satellite digital multimedia broadcasting business, or satellite DMB business, through an equity investment in a newly-formed company, the form of which is yet to be determined (referred to hereinafter as the "Satellite DMB Company"). The other investors in the Satellite DMB Company are expected to include equipment suppliers, program providers, contents providers and broadcasting companies. Satellite DMB is a service which allows broadcasting of multimedia contents by satellite to various wireless channels, including to satellite DMB-enabled handsets. Satellite DMB will allow the distribution of multi-media contents to individuals at a lower usage fee than existing cellular service and is therefore expected to create a higher demand than conventional broadcasting service offered to households.

     SK Telecom plans to enter into an agreement with Mobile Broadcasting Corporation ("MBCO"), a wireless multimedia company in Japan, by the end of 2003 to co-purchase and launch a satellite for the satellite DMB business. Currently, SK Telecom owns 13.6% interest in MBCO in return for its investment of approximately Yen 4.2 billion or KRW 42.5 billion. SK Telecom estimates that it will invest approximately KRW 92.0 billion for the purchase of the satellite, of which KRW 15.0 billion is expected to be funded by a conversion of its equity investment in MBCO. SK Telecom also plans to make a 30% equity investment in the amount of approximately KRW 30.0 billion to KRW 60.0 billion in the Satellite DMB Company. The Satellite DMB Company will establish and operate a DMB center, will be responsible for marketing and distribution of the DMB business, and will cooperate with satellite network providers and contents providers.

     SK Telecom's overall levels of capital spending and its allocation of capital expenditures in the satellite DMB business are subject to many uncertainties, including uncertainties about the timing, cost and demand for the satellite DMB business. SK Telecom may also increase, reduce or suspend its planned investments in the satellite DMB business in response to market conditions or for other reasons. As a result, SK Telecom is currently reevaluating its planned capital expenditures for 2003 to reflect its proposed investment in the satellite DMB business. SK Telecom cannot assure you that the MIC will grant the Satellite DMB Company a license to operate as a satellite broadcasting service provider. Also, there may not be sufficient demand for the Satellite DMB Company's satellite DMB services as a result of the availability and development of satellite DMB-enabled handsets or otherwise to permit SK Telecom to recoup or profit from its investment in the satellite DMB license and business. In addition, SK Telecom's competitors may enter into the satellite DMB business and negatively impact profitability.

(B)  SLD TELECOM (FD REPORT TO KSE DATED JUNE 23, 2003)

     SK Telecom currently owns a 53.8% equity interest in SLD Telecom Pte. Ltd. in return for its investment of US$29.4 million. SLD Telecom is planning a rights offering in the amount of approximately US$24 million in the second half of 2003. SK Telecom plans to acquire 53.8% of the shares offered in the rights offering which will result in an additional investment of US$12.8 million.



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(C)  TRANSACTIONS WITH SK GLOBAL (REPORT TO KSE DATED JUNE 17, 2003)

     On June 16, 2003, SK Telecom's board of directors approved a resolution on the following matters related to its transactions with its affiliate, SK Global Co., Ltd. ("SK Global"):

     o SK Telecom's transactions with SK Global must comply with applicable laws and regulations and with SK Telecom's internal procedures. In addition, transactions with SK Global for the sole purpose of supporting SK Global will not be allowed. SK Telecom will not make any new investments in SK Global and will not provide any unlawful or irregular financial or other assistance to SK Global to normalize SK Global's business conditions.

     o In order to assure management transparency, SK Telecom will seek to improve its internal decision-making process by requiring a fairness assessment in its business relationships with others (including SK Global) and strengthening the function of its board of directors through establishment of an investment review committee and a remuneration committee.

     o SK Telecom will continue to conduct its current business transactions with SK Global, so long as such business activities are in the ordinary course of business and are conducted transparently. For any other transactions with SK Global which are not in the ordinary course of business, SK Telecom must obtain the approval of its board of directors.

(D)  ACQUISITION OF SHARES BY SK TELECOM (REPORT TO KSE DATED JUNE 25, 2003)

     On June 24, 2003, SK Telecom's board of directors approved SK Telecom's plan to acquire 2,544,600 shares, or approximately 3%, of its outstanding common stock through open-market purchases on the Korea Stock Exchange by the end of the third quarter in 2003 for the purpose of capital reduction. SK Telecom will acquire the shares during the period starting from June 28, 2003 through September 27, 2003 and expects to spend approximately KRW 521.7 billion to acquire its shares or KRW 205,000 per share. However, the actual cost incurred for the share buyback may differ depending on the actual purchase price of such shares. SK Telecom plans to cancel these shares in order to maximize its shareholders' value.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         SK TELECOM CO., LTD.





                                         By: /s/ Sung Hae Cho
                                             -----------------------------------
                                             Name: Sung Hae Cho
                                             Title: Vice President

Date: June 30, 2003



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